Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

OF ICAD, INC.

Adopted in accordance with the provisions of Section 242

of the General Corporation Law of the State of Delaware

The undersigned, being a duly authorized officer of iCAD, Inc. (the “Corporation”), a corporation existing under the laws of the State of Delaware, does hereby certify as follows:

1. The Certificate of Incorporation of the Corporation is hereby amended by striking out the first sentence of Article FOURTH thereof and by substituting in lieu thereof a new first sentence reading as follows:

“FOURTH: The total number of shares of capital stock which the Corporation shall have authority to issue is Sixty One Million (61,000,000), of which Sixty Million (60,000,000) shares shall be Common Stock, par value $0.01 per share (“Common Stock”), and One Million (1,000,000) shares shall be Preferred Stock, par value $.01 per share (“Preferred Stock”).

2. That such amendment has been duly adopted in accordance with the provisions of the General Corporation Law of the State of Delaware by the affirmative vote of the holders of a majority of the stock entitled to vote at a meeting of stockholders.

Dated: July 21, 2021

iCAD, Inc.

By:	/s/ Michael Klein
Name: Michael Klein
Title: Chief Executive Officer